UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 16, 2021, Biao Lu tendered his resignation as the CEO and Chairman of the Board of Directors (“Board”) of Color Star Technology Co., Ltd. (the “Company”), effective June 16, 2021. Mr. Lu’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Biao Lu has been approved by the Nominating Committee, the Compensation Committee and the Board of the Company.

Concurrently, upon recommendation by the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Biao Lu as the Chief Artistic Officer of the Company. Pursuant to an employment agreement between the Company and Biao Lu (the “Lu Agreement”), the Company agreed to compensate Mr. Lu a monthly compensation of $10,000 and 100,000 ordinary shares of the Company per year, vested quarterly, starting on June 16, 2021.

Mr. Lu joined the Company on July 17, 2020 and was the CEO from that time to June 16, 2021. He is an experienced veteran in the entertainment industry in China. He acted as a producer and a screenwriter for multiple Chinese films and TV series, including “Ocean Paradise,” “Happy Bureau,” “Stalker,” “I want to be Rich,” “Transformation Group,” “Lifetime with You,” etc. Mr. Lu also directed Guilty, his first film, in 2017. He has served as the Chief Executive Officer of Hong Kong War Tiger Pictures since 2017. From 2005 to 2017, Mr. Lu served as the Chief Executive Officer of Dong Xing Time International Culture. Mr. Lu is a certified artists’ agent in China. He received his bachelor’s degree from the Department of Music at Anhui Normal University, and studied Broadcasting & Television Editing and Directing at the Communication University of China.

There are no family relationships between Biao Lu and any other employees or members of the Board of the Company.

The Lu Agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement to Biao Lu dated June 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Basil Wilson
	Name:	Basil Wilson
	Title:	Chief Executive Officer

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